Exhibit 5.1
Consent of Independent Registered Chartered Accountants
We consent to the incorporation by reference in this Amended Registration Statement of Nexen Inc. on Form F-10/A of our reports dated February 7, 2005, relating to the consolidated financial statements of Nexen Inc. (which report expresses an unqualified opinion and includes a separate report on Canada-United States of America reporting differences) and to management’s report of the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Nexen Inc. for the year ended December 31, 2004. We also consent to the reference to us under “Experts” appearing in the Prospectus which is a part of such Registration Statement, and to the reference to us in Item 9A and Item 10 in the Annual Report on Form 10-K of Nexen Inc. for the year ended December 31, 2004.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
September 23, 2005